# Cultivate Kitchen

## Profit and Loss

January 1 - March 1, 2024

| | TOTAL |
|---|---:|
| Income | |
|   Sales | 130,855.46 |
| **Total Income** | **$130,855.46** |
| Cost of Goods Sold | |
|   Food Production & Supplies | 27,679.63 |
|   Product for Resale | 266.19 |
| **Total Cost of Goods Sold** | **$27,945.82** |
| GROSS PROFIT | **$102,909.64** |
| Expenses | |
|   Accountant/Bookkeeping | 342.15 |
|   Advertising & Marketing | 287.43 |
|   Ask the Client | 6,564.61 |
|   Bank Charges & Fees | |
|     Square POS Fees | 294.63 |
|   **Total Bank Charges & Fees** | **294.63** |
|   Business Meals | 28.25 |
|   Catering | 2,412.13 |
|   Commissions | 102.39 |
|   Customer Service | 741.67 |
|   Insurance | |
|     Workers Compensation | 231.22 |
|   **Total Insurance** | **231.22** |
|   Loan Interest | 976.76 |
|   Office Supplies | 108.00 |
|     Software | 69.98 |
|   **Total Office Supplies** | **177.98** |
|   Payroll Expenses | |
|     Employer Payroll Taxes | 571.50 |
|       CO UI Tax | 396.94 |
|       FUTA | 123.75 |
|       Medicare | 338.57 |
|       Social Secuirty | 1,447.63 |
|     **Total Employer Payroll Taxes** | **2,878.39** |
|     Processing Fees | 287.00 |
|     Regular Wages | 29,092.21 |
|   **Total Payroll Expenses** | **32,257.60** |
|   Reimbursements | 568.41 |
|   Rent Expense | 7,107.49 |
|     Storage | 411.74 |
|   **Total Rent Expense** | **7,519.23** |

# Cultivate Kitchen

## Profit and Loss

January 1 - March 1, 2024

| | TOTAL |
|---|---|
| Repairs | |
| Pest Control | 180.00 |
| **Total Repairs** | **180.00** |
| Supplies & Materials | 7,941.95 |
| Uncategorized Expense | 86.33 |
| Utilities | 370.33 |
| **Total Expenses** | **$61,083.07** |
| NET OPERATING INCOME | **$41,826.57** |
| NET INCOME | **$41,826.57** |

# Cultivate Kitchen

## Balance Sheet

As of March 1, 2024

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Key Bank Checking | 41,901.56 |
| Venmo | 176.34 |
| **Total Bank Accounts** | **$42,077.90** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 1,237.00 |
| **Total Accounts Receivable** | **$1,237.00** |
| Other Current Assets | |
| Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$43,314.90** |
| Fixed Assets | |
| Accumulated Depreciation | -36,267.00 |
| Kitchen Equipment | 15,964.00 |
| Leasehold Improvements - Fire Suppression System | 12,939.08 |
| Leasehold Improvements - Gas Line Instulation | 7,365.00 |
| **Total Fixed Assets** | **$1.08** |
| **TOTAL ASSETS** | **$43,315.98** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | -371.40 |
| **Total Accounts Payable** | **$ -371.40** |
| Credit Cards | |
| American Express | -3,020.47 |
| FNBO - HIGH, KATRINA (5891) - 3 | 87.10 |
| FNBO - KENNE, CAMMIE (5851) - 3 | -236.97 |
| Master Card #0609 | 273.21 |

# Cultivate Kitchen

## Balance Sheet

### As of March 1, 2024

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$ -2,897.13** |
| Other Current Liabilities | |
| Loan Payable - Ashley & Corin O'Connell | 792.44 |
| Loan Payable - Cammie Read | 0.00 |
| Loan Payable - Jill Hansen | 3,777.38 |
| Loan Payable - Julie Krommenhoek | 0.00 |
| Loan Payable - Katrina High | 116.00 |
| Loan Payable - Marya Read | 0.00 |
| Loan Payable - Patricia Read | 0.00 |
| Loan Payable -Christina Wagley | -439.58 |
| Sales Tax Payable | 4,200.82 |
| City | -1,069.45 |
| DAVO TECHNOLOGIE -by Avalara | -3,425.89 |
| State | -7,533.51 |
| **Total Sales Tax Payable** | **-7,828.03** |
| State Garnishment Payable | 168.33 |
| **Total Other Current Liabilities** | **$ -3,413.46** |
| **Total Current Liabilities** | **$ -6,681.99** |
| **Total Liabilities** | **$ -6,681.99** |
| Equity | |
| Cammie Read Contributions | 5,595.12 |
| Daniel Wilson Contribution | 20,000.00 |
| Daniel Wilson Distribution | -20,000.00 |
| Katrina High | -2,000.00 |
| Katrina High Contribution | 7,442.87 |
| Owner Draw - Cammie | -24,520.33 |
| Owner Draw - Katrina High | -88,642.88 |
| Retained Earnings | 110,296.62 |
| Net Income | 41,826.57 |
| **Total Equity** | **$49,997.97** |
| **TOTAL LIABILITIES AND EQUITY** | **$43,315.98** |

# Cultivate Kitchen

## Statement of Cash Flows

### January 1 - March 1, 2024

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 41,826.57 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| American Express | -3,216.80 |
| FNBO - HIGH, KATRINA (5891) - 3 | 261.41 |
| FNBO - KENNE, CAMMIE (5851) - 3 | 1,059.87 |
| Master Card #0609 | 273.21 |
| Loan Payable - Jill Hansen | -3,000.00 |
| Sales Tax Payable | 4,200.82 |
| Sales Tax Payable:City | -1,069.45 |
| Sales Tax Payable:DAVO TECHNOLOGIE -by Avalara | -3,425.89 |
| Sales Tax Payable:State | -7,533.51 |
| State Garnishment Payable | 168.33 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-12,282.01** |
| **Net cash provided by operating activities** | **$29,544.56** |
| FINANCING ACTIVITIES | |
| Owner Draw - Cammie | -6.53 |
| Owner Draw - Katrina High | -9,644.74 |
| **Net cash provided by financing activities** | **$ -9,651.27** |
| NET CASH INCREASE FOR PERIOD | **$19,893.29** |
| Cash at beginning of period | 22,184.61 |
| CASH AT END OF PERIOD | **$42,077.90** |